May 4, 2000


U.S. Securities and Exchange Commission
Washington, D.C.  20549

To Whom it May Concern:

RE: CHANGE OF AUDITORS FOR L.O.M. MEDICAL INTERNATIONAL INC.

Please note that I resigned as auditor for the above company in October of 1999. The opinion prepared for the May 31, 1999 audited financial statements was without reservations. There were no adverse reports or disclaimers attached. There were also no disagreements with the client.

The reason for the change of auditors was due to the fact that I am a Canadian Chartered Accountant and my audit was prepared under Canadian Generally Accepted Accounting Principles. Since the client required an audit prepared under U.S. GAAP, the client selected KPMG to prepare the financial statements under U.S. GAAP and I subsequently resigned as auditor.

Trust this information is satisfactory.

Yours truly,
Joe Maciel Inc.
Per.

/s/ Joe Maciel

Joe Maciel